SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                             ---------------

                               SCHEDULE 13G

         INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)1

                             TOWER AIR, INC.
                             (Name of Issuer)

                 Common Stock, Par Value $ .01 Per Share
                      (Title of Class of Securities)

                                891697104
                              (CUSIP Number)

                             ---------------


        Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



CUSIP No. 891697104                                   13G

-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            NACHTOMI FAMILY LIMITED PARTNERSHIP (133736034)
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                              (b) |_|
-------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
-------------------------------------------------------------------------

      NUMBER OF            5    SOLE VOTING POWER
       SHARES                      11,733,006
    BENEFICIALLY
      OWNED BY             ----------------------------------------------
        EACH               6    SHARED VOTING POWER
      REPORTING
       PERSON              ----------------------------------------------
        WITH               7    SOLE DISPOSITIVE POWER
                                   11,733,006
                           ----------------------------------------------
                           8    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,733,006
-------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                     |_|

-------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              76.7%
-------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------



CUSIP No. 891697104

Item 1(a) -    Name of Issuer: Tower Air, Inc. ("Tower Air")

Item 1(b) -    Address of Principal Executive Offices:

               Hanger 17
               JFK International Airport
               Jamaica, New York 11430

Item 2(a) -    Name of Person Filing:

               Nachtomi Family Limited Partnership

Item 2(b) - Address of Principal Business Office or, if none, Residence:

               Hanger 17
               JFK International Airport
               Jamaica, New York 11430

Item 2(c) - Place of Organization:

               New York

Item 2(d) - Title of Class of Securities:

               Common Stock, par value $ .01 per share

Item 2(e) -    CUSIP Number:  891697104

Item 3   -     Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not Applicable

Item 4   -     Ownership.

               (a)    Amount Beneficially Owned:

                      The Nachtomi Family Limited Partnership owns 11,733,006 shares of Common Stock.

               (b)    Percent of Class

                      76.7%

               (c)    Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the vote:

                             11,733,006 shares of Common Stock

                      (ii)   Shared power to vote or to direct the vote:

                             none

                      (iii)  Sole power to dispose or to direct the
                             disposition of:

                             11,733,006 shares Common Stock

                      (iv) Shared power to dispose or to direct the disposition of:

                             none

Item 5   -     Ownership of 5% or Less of a Class:

               Not Applicable

Item 6   -     Ownership of More Than 5% on Behalf of Another Person:

               Not Applicable

Item 7   -     Identification and Classification of the Subsidiary
               which Acquired the Security being Reported on by the Parent Holding Company:

               Not Applicable

Item 8   -     Identification and Classification of Members of the Group:

               Not Applicable

Item 9   -     Notice of Dissolution of Group:

               Not Applicable

Item 10  -     Certification:

               Not Applicable


                                SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             /s/ Morris K. Nachtomi
                             NACHTOMI FAMILY LIMITED PARTNERSHIP
                             By:    Morris K. Nachtomi
                                    Managing Partner

Date:  February 27, 1997